Filed by PepsiCo, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: The Quaker Oats Company Commission File No. 001-00012 Date: May 3, 2001

The following press release was issued by PepsiCo, Inc. on May 1, 2001:

PEPSICO SHAREHOLDERS OVERWHELMINGLY APPROVE PLAN TO MERGE WITH THE QUAKER OATS COMPANY

Company Confirms It Has Reached Final Terms to Sell Its All Sport Sports Drink

PLANO, TX, May 1, 2001 -- PepsiCo, Inc. announced that at a special meeting held here today its shareholders overwhelmingly approved a plan to merge with The Quaker Oats Company.

"I'm delighted by the results of the shareholder vote and appreciate their support," said Roger Enrico, PepsiCo chairman and chief executive officer. "Our shareholders recognize that this merger will enhance our growth opportunities very significantly for many years to come."

The meeting of PepsiCo shareholders followed a meeting earlier in the day of Quaker shareholders, who also approved the planned merger by a wide margin.

In a related development, PepsiCo confirmed that it has finalized the terms on which it will sell its All Sport sports drink to Monarch Company of Atlanta, in the absence of any objections by the Federal Trade Commission. PepsiCo did not disclose terms of the agreement.

In connection with the merger, PepsiCo shareholders also authorized the company to change the designation of it's "capital stock" to "common stock" and to issue PepsiCo common stock and convertible preferred stock.

The planned merger, which was announced in December 2000 and requires clearance by the Federal Trade Commission, has been approved by regulators in Europe and Mexico. It will create a global company sharply focused on convenient foods and beverages. With annual revenues of $25 billion, it will rank among the world's five largest food and beverage businesses.

The merged company, which will retain the PepsiCo, Inc. name, will own 12 brands that each generate over $1 billion in annual retail sales, and another five that each generate over $500 million. It will be the world leader in snacks, offering a wide range of Frito-Lay salty snacks as well as a portfolio of Quaker granola bars, rice snacks and fruit and oatmeal bars.

It also will be the world's second largest refreshment beverage company and the clear leader in the rapidly growing non-carbonated beverage market -- with brands including Pepsi, Tropicana Pure Premium orange juice, Mountain Dew, Gatorade, Lipton ready-to-drink tea and Aquafina bottled water.

The merger is expected to be complete by June 30, 2001.

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Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. Factors that could cause actual results to differ materially from those described herein include the inability to obtain shareholder or regulatory approvals and actions of the U.S., foreign and local governments. Forward-looking statements speak only as of the date they are made, and neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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PepsiCo has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 containing a joint proxy statement/prospectus in connection with its proposed merger with The Quaker Oats Company. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, investors may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention: Secretary, or by telephone at (914) 253-2000. Investors may obtain documents filed with the SEC by Quaker free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.